Exhibit 12
ConAgra Foods, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

Thirty-nine weeks ended
February 23, 2014
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$849.6
Add (deduct):
Fixed charges	346.0
Distributed income of equity method investees	17.7
Capitalized interest	(10.8)
Earnings available for fixed charges (a)	$1,202.5

Fixed charges:
Interest expense	$291.8
Capitalized interest	10.8
One third of rental expense (1)	43.4
Total fixed charges (b)	$346.0

Ratio of earnings to fixed charges (a/b)	3.5

(1) Considered to be representative of interest factor in rental expense.